Filed Pursuant to Rule 424(b)(2)
Registration No. 333-158385
PRICING SUPPLEMENT
Dated July 30, 2010
(To Prospectus dated April 2, 2009,
Prospectus Supplement dated April 9, 2009,
Product Supplement dated April 9, 2009, and
Underlying Supplement No. 1 dated January 8, 2010)

HSBC USA Inc.
Best-Of Performance Notes Linked to the SPX

‣ This pricing supplement relates to:

- $1,339,000 Best-Of Performance Notes linked to the S&P 500® Index ("SPX")

‣ 3 year maturity

‣ Participation in any positive return in the Reference Asset

‣ A contingent minimum return of 23% if a Trigger Event has not occurred

‣ Principal protection if a Trigger Event has not occurred

The Best-Of Performance Notes (each a "Note" and collectively the "Notes") offered hereunder are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction and include investment risks including possible loss of the principal amount invested due to the credit risk of HSBC USA Inc.

The Notes will not be listed on any U.S. securities exchange or automated quotation system.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this document, the accompanying underlying supplement, product supplement, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the securities. HSBC Securities (USA) Inc. will purchase the securities from us for distribution to other registered broker dealers or will offer the securities directly to investors. HSBC Securities (USA) Inc. or another of its affiliates or agents will use this pricing supplement in market-making transactions in any securities after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-10 of this pricing supplement.

Investment in the securities involves certain risks. You should refer to "Risk Factors" beginning on page PS-5 of this document, page PS-4 of the accompanying product supplement, page S-3 of the accompanying prospectus supplement, and page US1-1 of the accompanying underlying supplement no. 1.

	Price to Public	Fees and Commissions[1]	Proceeds to Issuer
Per Note	$1,000	$20	$980
Total	$1,339,000	$26,780	$1,312,220

[1]See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-10 of this pricing supplement.

HSBC


All references to "Enhanced Market Participation Notes" in the accompanying product supplement shall refer to these 3 Year Best-Of Performance Notes. The Notes offered hereby will have the terms described in this pricing supplement and the accompanying underlying supplement, product supplement, prospectus supplement and prospectus. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying underlying supplement, product supplement, prospectus supplement or prospectus, the terms described in this pricing supplement shall control. **You should be willing to forgo interest and dividend payments during the term of the Notes and, if a Trigger Event occurs and the Reference Return is negative, you may lose up to 100% of your initial investment.**

This pricing supplement relates to an offering of Notes. The purchaser of a Note will acquire a senior unsecured debt security linked to the S&P 500® Index as described below. Although the offering relates to the S&P 500® Index, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the S&P 500® Index or any component security included in the S&P 500® Index or as to the suitability of an investment in the related Notes. The following key terms relate to the offering of Notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note.
Reference Asset:	The S&P 500® Index (Ticker: SPX)
Contingent Minimum Return:	23%
Trigger Event:	A Trigger Event occurs if, at any time during the Observation Period, the Official Closing Level (as defined below) is less than the Barrier Level.
Barrier Level:	826.20, which is equal to 75% of the Initial Level.
Trade Date:	July 30, 2010
Pricing Date:	July 30, 2010
Original Issue Date:	August 4, 2010
Final Valuation Date:	July 31, 2013. The Final Valuation Date is subject to adjustment as described under "Additional Terms of the Notes" in the accompanying underlying supplement.
Maturity Date:	3 business days after the Final Valuation Date, which is expected to be August 5, 2013. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes" in the accompanying underlying supplement.
Observation Period:	The period beginning on and including the Pricing Date and ending on and including the Final Valuation Date.
Payment at Maturity:	On the Maturity Date, for each $1,000 Principal Amount of Notes, we will pay you the Final Settlement Value.
Final Settlement Value:	*If a Trigger Event has occurred,* your return will (i) reflect the full positive performance of the Reference Asset if the Reference Return is positive or (ii) reflect loss of 1% of the Principal Amount of your investment for each percentage point that the Reference Return is below zero. Under either of these circumstances, your Payment at Maturity per $1,000 Principal Amount of Notes will be calculated as follows:
	$1,000 plus the product of (a) $1,000 multiplied by (b) the Reference Return.
	If a Trigger Event has occurred and the Reference Return is less than zero, you will lose 1% of the Principal Amount for each percentage point that the Reference Return is below zero. For example, if the Reference Return is -30%, you will suffer a 30% loss and receive 70% of the Principal Amount. If a Trigger Event has occurred and the Reference Return is less than zero, you will lose some or all of your investment. **This means that if the Reference Return is -100%, you will lose 100% of your investment.**
	If a Trigger Event has not occurred, you will receive a cash payment on the Maturity Date that will reflect the performance of the Reference Asset, subject to the Contingent Minimum Return. Under these circumstances, your Payment at Maturity per $1,000 Principal Amount of Notes will equal $1,000 plus the product of (a) $1,000 multiplied by (b) the greater of (i) the Reference Return and (ii) the Contingent Minimum Return.
Reference Return:	The quotient, expressed as a percentage, calculated as follows:

$$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$

Initial Level:	1,101.60, which is the Official Closing Level on the Pricing Date.
Final Level:	The Official Closing Level on the Final Valuation Date.
Official Closing Level:	The closing level of the S&P 500® Index on any scheduled trading day as determined by the calculation agent based upon the value displayed on Bloomberg Professional® service page "SPX <INDEX>" or any successor page on Bloomberg Professional® service or any successor service, as applicable.
CUSIP/ISIN:	4042K03Z6 / US4042K03Z63
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.

GENERAL

This pricing supplement relates to a single Note offering linked to the Reference Asset identified on the cover page. The purchaser of a Note will acquire a security linked to a single Reference Asset. Although the offering of Notes relates to the Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated April 2, 2009, the prospectus supplement dated April 9, 2009, the product supplement dated April 9, 2009, and the underlying supplement no. 1 dated January 8, 2010. All references to "Enhanced Market Participation Notes" in the accompanying product supplement shall refer to these 3 Year Best-Of Performance Notes. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying underlying supplement, product supplement, prospectus supplement or prospectus, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-5 of this pricing supplement, page US1-1 of underlying supplement no. 1, page PS-4 of the product supplement and page S-3 of the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. As used herein, references to the "Issuer," "HSBC," "we," "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement, a product supplement and underlying supplement no. 1) with the U.S. Securities and Exchange Commission ("SEC") for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement, product supplement and underlying supplement no. 1 in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and underlying supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain :

▶ the underlying supplement no. 1 at http://www.sec.gov/Archives/edgar/data/83246/000114420410001030/v170879_424b2.htm

▶ the product supplement at www.sec.gov/Archives/edgar/data/83246/000114420409019791/v145840_424b2.htm

▶ the prospectus supplement at www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm

▶ the prospectus at http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

PAYMENT AT MATURITY

On the Maturity Date, for each $1,000 Principal Amount of Notes, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

▶ *If a Trigger Event has occurred*, your return will (i) reflect the full positive performance of the Reference Asset if the Reference Return is positive or (ii) reflect loss of 1% of the original Principal Amount for each percentage point that the Reference Return is below zero. Under either of these circumstances, your Payment at Maturity per $1,000 Principal Amount of Notes will be calculated as follows:

$1,000 plus the product of (a) $1,000 multiplied by (b) the Reference Return.

If a Trigger Event has occurred and the Reference Return is less than zero, you will lose 1% of the original Principal Amount for each percentage point that the Reference Return is below zero. For example, if the Reference Return is -30%, you will suffer a 30% loss and receive 70% of the original Principal Amount. If a Trigger Event has occurred and the Reference Return is less than zero, you will lose some or all of your investment. This means that if the Reference Return is -100%, you will lose 100% of your investment.

▶ *If a Trigger Event has not occurred*, you will receive a cash payment on the Maturity Date that will reflect the performance of the Reference Asset, subject to the Contingent Minimum Return. Under these circumstances, your Payment at Maturity per $1,000 Principal Amount of Notes will equal $1,000 plus the product of (a) $1,000 multiplied by (b) the greater of (i) the Reference Return and (ii) the Contingent Minimum Return.

Trigger Event

A Trigger Event occurs if, at any time during the Observation Period, the Official Closing Level is less than the Barrier Level.

Interest

The Notes will not pay periodic interest.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

Trustee

Notwithstanding anything contained in the accompanying prospectus supplement or product supplement to the contrary, the Notes will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as trustee. Such indenture has substantially the same terms as the indenture described in the accompanying prospectus supplement.

Paying Agent

Notwithstanding anything contained in the accompanying prospectus supplement or product supplement to the contrary, HSBC Bank USA, N.A. will act as paying agent with respect to the Notes pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▶ You believe the closing level of the Reference Asset will (i) increase or (ii) decrease only moderately—meaning that you believe the Official Closing Level of the Reference Asset will not decline below the Barrier Level at any time during the Observation Period.

▶ You are willing to make an investment that is exposed to downside performance of the Reference Asset on a 1-to-1 basis for each percentage point that the Reference Return is below zero in the event that a Trigger Event occurs.

▶ You are willing to forgo dividends or other distributions paid to holders of stocks comprising the Reference Asset.

▶ You do not seek current income from this investment.

▶ You do not seek an investment for which there is an active secondary market.

▶ You are willing to hold the Notes to maturity.

▶ You are comfortable with the creditworthiness of HSBC, as issuer of the Notes.

The Notes may not be suitable for you if:

▶ You believe the Official Closing Level of the Reference Asset will decline below the Barrier Level at any time during the Observation Period.

▶ You are unwilling to make an investment that is exposed to downside performance of the Reference Asset on a 1-to-1 basis for each percentage point that the Reference Return is below zero in the event that a Trigger Event occurs.

▶ You seek an investment that is 100% principal protected.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You prefer to receive the dividends or other distributions paid on any stocks included in the Reference Asset.

▶ You seek current income from this investment.

▶ You seek an investment for which there will be an active secondary market.

▶ You are unable or unwilling to hold the Notes to maturity.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" on page S-3 in the accompanying prospectus supplement, on page PS-4 of the accompanying product supplement and on page US1-1 of the accompanying underlying supplement. Investing in the Notes is not equivalent to investing directly in any of the stocks comprising the Reference Asset. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying underlying supplement, prospectus, prospectus supplement and product supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement, including the explanation of risks relating to the Notes described in the following sections:

▶ " — Risks Relating to All Note Issuances"; and

▶ " — Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset".

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The Notes are Not Fully Principal Protected and the Contingent Minimum Return May Terminate at Any Time During the Observation Period.

If the Official Closing Level at any time during the Observation Period declines below the Barrier Level, you will not be entitled to receive the Contingent Minimum Return on the Notes and your return will be solely based on the performance of the Reference Asset. Under these circumstances you will at maturity be fully exposed to any downside performance of the Reference Asset and you will lose 1% of the Principal Amount of your investment for each percentage point that the Reference Return is below zero. You will be subject to this potential loss of principal even if the level of Reference Asset subsequently increases such that the Official Closing Level is greater than the Barrier Level. As a result of a Trigger Event occurring, you may lose up to 100% of your initial investment. Your return on the Notes may not reflect the return you would receive on a conventional fixed or floating rate debt instrument with a comparable term to maturity issued by HSBC or any other issuer with a similar credit rating.

The Notes are Subject to the Credit Risk of HSBC USA INC.

The Notes are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC except such obligations as may be preferred by operation of law. Any payment to be made on the Notes depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The Notes Will Not Bear Interest.

As a holder of the Notes, you will not receive periodic interest payments.

Changes that Affect the Reference Asset Will Affect the Market Value of the Notes and the Amount You Will Receive at Maturity.

The policies of the reference sponsor concerning additions, deletions and substitutions of the constituents comprising the Reference Asset and the manner in which the reference sponsor takes account of certain changes affecting those constituents included in the Reference Asset may affect the level of the Reference Asset. The policies of the reference sponsor with respect to the calculation of the Reference Asset could also affect the level of the Reference Asset. The reference sponsor may discontinue or suspend calculation or dissemination of the Reference Asset. Any such actions could affect the value of the Notes.

The Notes are Not Insured by Any Governmental Agency of The United States or any Other Jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the Notes.

Uncertain Tax Treatment.

For a discussion of certain of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "Certain U.S. Federal Income Tax Considerations" below, the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying product supplement and the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the Reference Asset relative to its Initial Level. We cannot predict the Official Closing Level of the Reference Asset at any time during the Observation Period or on the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take the table or these examples as an indication or assurance of the expected performance of the Reference Asset or the return on the Notes. With respect to the Notes, the Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table and examples below have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity (including, where relevant, the payment in respect of the Reference Return) on a $1,000 investment in Notes for a hypothetical range of performance for the Reference Return from -100% to +100%. You should consider carefully whether the Notes are suitable to your investment goals. The potential returns described here assume that your Notes are held to maturity.

The following table and examples reflect the following:

▶ Principal Amount: $1,000

▶ Initial Level: 1,101.60

▶ Barrier Level: 826.20, equal to 75% of the Initial Level

▶ Contingent Minimum Return: 23.00%

Hypothetical Final Level	Hypothetical Reference Return	Hypothetical Total Return	
		Trigger Event Has Not Occurred[1]	Trigger Event Has Occurred[2]
2,203.20	100.00%	100.00%	100.00%
1,982.88	80.00%	80.00%	80.00%
1,872.72	70.00%	70.00%	70.00%
1,762.56	60.00%	60.00%	60.00%
1,652.40	50.00%	50.00%	50.00%
1,542.24	40.00%	40.00%	40.00%
1,432.08	30.00%	30.00%	30.00%
1,354.97	23.00%	**23.00%**	23.00%
1,266.84	15.00%	**23.00%**	15.00%
1,211.76	10.00%	**23.00%**	10.00%
1,156.68	5.00%	**23.00%**	5.00%
1,112.62	1.00%	**23.00%**	1.00%
1,101.60	**0.00%**	**23.00%**	**0.00%**
1,046.52	-5.00%	**23.00%**	-5.00%
991.44	-10.00%	**23.00%**	-10.00%
936.36	-15.00%	**23.00%**	-15.00%
881.28	-20.00%	**23.00%**	-20.00%
826.20	-25.00%	**23.00%**	-25.00%
771.12	-30.00%	N/A	-30.00%
660.96	-40.00%	N/A	-40.00%
550.80	-50.00%	N/A	-50.00%
440.64	-60.00%	N/A	-60.00%
330.48	-70.00%	N/A	-70.00%
220.32	-80.00%	N/A	-80.00%
110.16	-90.00%	N/A	-90.00%
0.00	-100.00%	N/A	-100.00%

[1]The Official Closing Level has not declined below the Barrier Level of 826.20 (75% of the hypothetical Initial Level) at any time during the Observation Period.

[2]The Official Closing Level has declined below the Barrier Level of 826.20 at any time during the Observation Period.

EXAMPLE 1: A Trigger Event has not Occurred, and the Level of the Reference Asset Increases From the Initial Level of 1,101.60 to a Final Level of 1,211.76.

	Reference Asset
Initial Level	1,101.60
Final Level	1,211.76
Reference Return	10.00%
Final Settlement Value:	**$1,230.00**

Here, the Reference Return is 10.00%.

Because a Trigger Event has not occurred, the Final Settlement Value equals the Principal Amount of the Note plus the product of (a) the Principal Amount multiplied by (b) the greater of (1) the Reference Return and (2) the Contingent Minimum Return. Accordingly, at maturity, for each $1,000 Principal Amount of Notes, the Final Settlement Value in this example would equal $1,000 plus (a) $1,000 multiplied by (b) 23.00%. Therefore, the Notes would pay $1,230.00 at maturity for each $1,000 Principal Amount of Notes.

Example 1 shows that you are assured the return of your principal investment plus no less than the Contingent Minimum Return when a Trigger Event has not occurred.

EXAMPLE 2: A Trigger Event has not Occurred, and the Level of the Reference Asset Decreases From the Initial Level of 1,101.60 to a Final Level of 936.36.

	Reference Asset
Initial Level	1,101.60
Final Level	936.36
Reference Return	-15.00%
Final Settlement Value:	**$1,230.00**

Here, the Reference Return is -15.00%.

Because a Trigger Event has not occurred, the Final Settlement Value equals the Principal Amount of the Note plus the product of (a) the Principal Amount multiplied by (b) the greater of (1) the Reference Return and (2) the Contingent Minimum Return. Accordingly, at maturity, for each $1,000 Principal Amount of Notes, the Final Settlement Value in this example would equal $1,000 plus (a) $1,000 multiplied by (b) 23.00%. Therefore, the Notes would pay $1,230.00 at maturity for each $1,000 Principal Amount of Notes.

Example 2 illustrates how you are protected by the Contingent Minimum Return in the event that the Reference Return is negative but no Trigger Event has occurred.

EXAMPLE 3: A Trigger Event has not Occurred, and the Level of the Reference Asset Increases From the Initial Level of 1,101.60 to a Final Level of 1,432.08.

	Reference Asset
Initial Level	1,101.60
Final Level	1,432.08
Reference Return	30.00%
Final Settlement Value:	**$1,300.00**

Here, the Reference Return is 30.00%.

Because a Trigger Event has not occurred, the Final Settlement Value equals the Principal Amount of the Note plus the product of (a) the Principal Amount multiplied by (b) the greater of (1) the Reference Return and (2) the Contingent Minimum Return. Accordingly, at maturity, for each $1,000 Principal Amount of Notes, the Final Settlement Value in this example would equal $1,000 plus (a) $1,000 multiplied by (b) 30.00%. Therefore, the Notes would pay $1,300.00 at maturity for each $1,000 Principal Amount of Notes.

Example 3 shows that where the Reference Return is greater than the Contingent Minimum Return, you will participate in the full positive performance of the Reference Asset and receive a return at maturity greater than the Contingent Minimum Return.

EXAMPLE 4: A Trigger Event has Occurred, and the Level of the Reference Asset Increases from the Initial Level of 1,101.60 to a Final Level of 1,211.76.

	Reference Asset
Initial Level	1,101.60
Ending level	1,211.76
Reference Return	10.00%
Final Settlement Value:	**$1,100.00**

Here, the Reference Return is 10.00%.

Because a Trigger Event has occurred, you will not be entitled to receive the Contingent Minimum Return on the Notes. Because the Reference Return is greater than 0%, you will receive an amount equal to $1,000 plus the product of (a) $1,000 multiplied by (b) the Reference Return, for each $1,000 Principal Amount of Notes. Accordingly, at maturity, the Final Settlement Value would be equal to $1,100 for each $1,000 Principal Amount of Notes, and you would receive a return of 10.00% of your Principal Amount.

Example 4 shows that if a Trigger Event occurs and the Reference Return is positive, you will receive a positive return on your Notes but will not have the benefit of the Contingent Minimum Return.

EXAMPLE 5: A Trigger Event has Occurred, and the Level of the Reference Asset Decreases from the Initial Level of 1,101.60 to a Final Level of 991.44.

	Reference Asset
Initial Level	1,101.60
Ending level	991.44
Reference Return	-10.00%
Final Settlement Value:	**$900.00**

Here, the Reference Return is -10.00%.

Because a Trigger Event has occurred, you will not be entitled to receive the Contingent Minimum Return on the Notes. Because the Reference Return is less than zero, you will lose 1% of your Principal Amount for each percentage point that the Reference Return is below zero. Accordingly, at maturity, the Final Settlement Value would be equal to $900.00 for each $1,000 Principal Amount of Notes, and you would suffer a loss of 10.00% of your Principal Amount.

Example 5 shows that you may lose some or all of your initial investment if a Trigger Event occurs and the Reference Return is less than zero, even if the Final Level is greater than the Barrier Level. If the Reference Return is -100%, you will lose 100% of your investment.

EXAMPLE 6: A Trigger Event has Occurred, and the Level of the Reference Asset Decreases from the Initial Level of 1,101.60 to a Final Level of 550.80.

	Reference Asset
Initial Level	1,101.60
Ending level	550.80
Reference Return	-50.00%
Final Settlement Value:	**$500.00**

Here, the Reference Return is -50.00%.

Because a Trigger Event has occurred, you will not be entitled to receive the Contingent Minimum Return on the Notes. Because the Reference Return is less than zero, you will lose 1% of your Principal Amount for each percentage point that the Reference Return is below zero. Accordingly, at maturity, the Final Settlement Value would be equal to $500.00 for each $1,000 Principal Amount of Notes, and you would suffer a loss of 50.00% of your Principal Amount.

Example 6 shows that you may lose some or all of your initial investment if a Trigger Event occurs and the Reference Return is less than zero. If the Reference Return is -100%, you will lose 100% of your investment.

INFORMATION RELATING TO THE SECURITIES LINKED TO THE S&P 500® INDEX

Description of the SPX

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

Ten main groups of companies comprise the SPX with the approximate percentage of the market capitalization of the SPX included in each group as of July 30, 2010 indicated in parentheses: Information Technology (18.79%), Financials (16.45%), Consumer Staples (11.41%), Health Care (11.37%), Energy (10.87%), Industrials (10.64%), Consumer Discretionary (10.20%), Utilities (3.69%), Materials (3.55%) and Telecommunication Services (3.03%).

For more information about the SPX, see "The S&P 500® Index" on page US1-4 of the accompanying underlying supplement no. 1.

Historical Performance of the SPX

The following graph sets forth the historical performance of the SPX based on the monthly historical closing levels from August 31, 2005 through July 30, 2010. The closing level for the SPX on July 30, 2010 was 1,101.60. We obtained the closing levels below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.



The historical levels of the SPX should not be taken as an indication of future performance, and no assurance can be given as to the SPX closing level on the Final Valuation Date.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC for distribution to other registered broker dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the Notes at the offering price set forth on the cover page of this pricing supplement and will receive underwriting discounts and commissions of up to 2.00%, or $20.00, per $1,000 Principal Amount of Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution" on page S-52 in the prospectus supplement.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, a Note should be treated as a pre-paid forward or other executory contract with respect to the Reference Asset. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Notwithstanding any disclosure in the accompanying product supplement to the contrary, our special U.S. tax counsel in this transaction is Sidley Austin LLP. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Sidley Austin LLP, it is reasonable to treat the Notes as pre-paid forward or other executory contracts with respect to the Reference Asset. Pursuant to this approach, we do not intend to report any income or gain with respect to the Notes prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the Note for more than one year at such time for U.S. federal income tax purposes.

Recently enacted legislation will impose an additional 3.8% tax on the net investment income (which includes gains from a disposition of a Note) of certain individuals, trust and estates, for taxable years beginning after December 31, 2012. Prospective investors in the Notes should consult their tax advisors regarding the possible applicability of this tax to an investment in the Notes.

For a discussion of certain of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying product supplement and the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

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HSBC USA Inc.

$1,339,000 Best-Of Performance Notes Linked to the SPX due August 5, 2013

July 30, 2010

PRICING SUPPLEMENT